UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-40786

Sigma Lithium Corporation
(Translation of registrant’s name into English)

2200 HSBC Building
885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description

99.1	Management’s discussion and analysis for the three months ended March 31, 2024.
99.2	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2024.

Documents 99.1 and 99.2 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on November 5, 2021 (File No. 333-260787).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sigma Lithium Corporation
(Registrant)
Date: May 15, 2024
/s/ Ana Cristina Cabral
Ana Cristina Cabral Chief Executive Officer

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